SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 001-15276

Banco Itaú Holding Financeira S.A.
(Itaú Holding Financing Bank S.A.)
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Itaú Holding Financeira S.A. (Registrant)
Date: August 8, 2007	By:	/s/ Alfredo Egydio Setubal Name: Alfredo Egydio Setubal Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho Name: Silvio Aparecido de Carvalho Title: Chief Accounting Officer

EXHIBIT INDEX

99.1	Announcement to the Market – Minutes of the Meeting of the Fiscal Council held on August 6, 2007.
99.2

Announcement to the Market – Minutes of the Meeting of the Board of Directors held on August 6, 2007 Re: Activities of the Disclosure and Insider Trading Committee and Audit Committee and examination of the financial statements.

99.3	Announcement to the Market – Minutes of the Meeting of the Board of Directors held on August 6, 2007 Re: Distribution of dividends complementary to the interest on capital and dividends.
99.4	Material Fact – Payment of Complementary Dividends.
99.5	Announcement to the Market – Invitation to Stockholders to attend the Extraordinary General Meeting to be held on August 27, 2007.
99.6

Announcement to the Market – Minutes of the Meeting of the Board of Directors held on August 6, 2007 Re: Increase in limits of authorized capital, stock split, alterations to Bylaws and the opinion of the Fiscal Council.

99.7	Announcement to the Market – Information on the Results for the First Quarter 2007.
99.8	Announcement to the Market – Trading of Own Shares for Treasury for July 2007.